Exhibit 21

Subsidiaries of Tile Shop Holdings, Inc. following the Business Combination

Subsidiary	Jurisdiction
The Tile Shop, LLC	United States (Delaware)
The Tile Shop of Michigan, LLC	United States (Michigan)
ILTS, LLC	United States (Delaware)
JWC Acquisition Corp.	United States (Delaware)
JWC Business Combination Security Corporation	United States (Massachusetts)

The Tile Shop, LLC will be a jointly-owned subsidiary of Tile Shop Holdings, Inc. and ILTS, LLC. The Tile Shop of Michigan, LLC will remain a wholly-owned subsidiary of The Tile Shop, LLC. ILTS, LLC and JWC Acquisition Corp. will be wholly-owned subsidiaries of Tile Shop Holdings, Inc. JWC Business Combination Security Corporation will remain a wholly-owned subsidiary of JWC Acquisition Corp.